Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4342

October 24, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Net Lease, Inc. Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-213691)

Ladies and Gentlemen:

On behalf of Global Net Lease, Inc. (the “registrant”), we are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-213691) filed by the registrant on October 21, 2016:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact the undersigned at (312) 962-3567.

Very truly yours, PROSKAUER ROSE LLP /s/ MICHAEL J. CHOATE Michael J. Choate

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